Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP TO ACQUIRE THE SHAWINIGAN OPERATIONS OF

KONGSBERG INC., A LEADER IN ELECTRONIC AND MECHATRONIC

COMPONENTS

Valcourt, Quebec, Canada, August 9, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) announced today that it has entered into a definitive agreement with Kongsberg Automotive ASA and its subsidiary Kongsberg Inc. (henceforth referred to as KA) to acquire substantially all the assets related to its powersports business located in Shawinigan, Quebec (“KA Shawinigan”). As a leading player in electronic and mechatronic product development and manufacturing, KA Shawinigan is a long-standing supplier of BRP.

“Over the years, we have built a strong relationship based on trust and shared values with KA Shawinigan. We are very enthusiastic about this acquisition, which is in line with our future product strategy, particularly our electrification plan. It will enable us to gain further expertise in mechatronics and bolster our innovation capabilities. We look forward to welcoming over 300 highly trained and skilled employees who are already specialized in developing and manufacturing key components for many of the BRP product lines,” said José Boisjoli, President and Chief Executive Officer of BRP.

“KA and BRP have a long history of collaboration. KA components are an integral part of many BRP products, and, with this transaction, we are pleased to enable them to integrate this business. This transaction will provide KA with the net proceeds to explore new target markets, drive innovation and attract new business development opportunities. I look forward to the work that our Shawinigan colleagues do at BRP and wish them all the best,” said Joerg Buchheim, President & CEO of KA.

“Furthermore, by integrating the operations of KA Shawinigan, we expect to gain further agility in addressing supply chain challenges and to optimize our productivity,” added Mr. Boisjoli.

The anticipated acquisition is subject to customary closing conditions and is expected to be completed by the end of the third quarter of this fiscal year. BRP plans on providing ongoing employment to KA Shawinigan employees who are part of the acquisition and to continue the operations of this entity at its location in Shawinigan.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including statements relating to the completion of the transaction with Kongsberg Automotive ASA and its subsidiary Kongsberg Inc. (henceforth referred to as KA) for the acquisition of substantially all the assets of KA Shawinigan, the anticipated benefits associated with the completion of this acquisition, the receipt of all requisite approvals to complete the acquisition, the closing date of the acquisition and the Company’s business and strategic plans, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both

PRESS RELEASE For immediate distribution

general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 24, 2022. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Kongsberg Automotive ASA

Kongsberg Automotive provides cutting-edge technology to the global vehicle industry. We drive the global transition to sustainable mobility by putting engineering, sustainability, and innovation into practice. Our product portfolio includes driver and motion control systems, fluid assemblies, and industrial driver interface products. Find more information at: kongsbergautomotive.com

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries – BRP	For investor relations – BRP
Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com
For media enquiries – KA
Therese Sjoborg Skurdal therese.skurdal@ka-group.com
+47 982 14 059